The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated April 28, 2026

Pricing supplement To prospectus dated April 17, 2026, prospectus supplement dated April 17, 2026, product supplement no. 3-I dated April 17, 2026 and underlying supplement no. 1-I dated April 16, 2026	Registration Statement Nos. 333-293684 and 333-293684-01 Dated April , 2026 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index due October 29, 2026
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

●The notes are designed for investors who seek unleveraged exposure to any appreciation of the S&P® Transportation Select Industry FMC Capped Index, up to a maximum return of at least 17.20%, at maturity.

●Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Index Strike Level by more than 5.00%, be willing to lose some or all of their principal amount at maturity.

●The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

●Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Index:	The S&P® Transportation Select Industry FMC Capped Index (Bloomberg ticker: SPTSCUP)
Payment at Maturity:

If the Ending Index Level is greater than the Index Strike Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to the Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return), subject to the Maximum Return
If the Ending Index Level is equal to the Index Strike Level or is less than the Index Strike Level by up to 5.00%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Index Strike Level by more than 5.00%, you will lose 1.05263% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Index Strike Level by more than 5.00%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 5.00%) × 1.05263]
You will lose some or all of your principal amount at maturity if the Ending Index Level is less than the Index Strike Level by more than 5.00%.
Maximum Return:

At least 17.20%*. For example, assuming a Maximum Return of 17.20%, if the Index Return is equal to or greater than 17.20%, you will receive the Maximum Return of 17.20%, which entitles you to a maximum payment at maturity of $1,172.00 per $1,000

Buffer Amount:	5.00%
Downside Leverage Factor:	1.05263
Index Return:	(Ending Index Level – Index Strike Level) Index Strike Level
Index Strike Level:	7,416.17, which was the closing level of the Index on the Strike Date. The Index Strike Level is not determined by reference to the closing level of the Index on the Pricing Date.
Ending Index Level:	The closing level of the Index on the Valuation Date
Strike Date:	April 24, 2026
Pricing Date:	On or about April 28, 2026
Original Issue Date:	On or about April 30, 2026 (Settlement Date)
Valuation Date*:	October 26, 2026
Maturity Date*:	October 29, 2026
CUSIP:	46660TGU8

* Subject to postponement in the event of a market disruption event as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will not receive selling commissions for these notes and will sell the notes to an unaffiliated dealer at 100.00% of the principal amount. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $994.00 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $980.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Product supplement no. 3-I dated April 17, 2026:
https://www.sec.gov/Archives/edgar/data/19617/000121390026045198/ea0285802-20_424b2.pdf

●Underlying supplement no. 1-I dated April 17, 2026:
https://www.sec.gov/Archives/edgar/data/19617/000121390026045209/ea0285802-11_424b2.pdf

●Prospectus supplement and prospectus, each dated April 17, 2026:
https://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —  PS-1
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a hypothetical Index Strike Level of 100.00 and a Maximum Return of at least 17.20% and reflects the Buffer Amount of 5.00% and the Downside Leverage Factor of 1.05263. The hypothetical Index Strike Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Index Strike Level. The actual maximum payment at maturity will be provided in the pricing supplement and will not be less than $1,172.00 per $1,000 principal amount note. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
180.00	80.00%	17.20000%
170.00	70.00%	17.20000%
160.00	60.00%	17.20000%
150.00	50.00%	17.20000%
140.00	40.00%	17.20000%
130.00	30.00%	17.20000%
120.00	20.00%	17.20000%
117.20	17.20%	17.20000%
110.00	10.00%	10.00000%
105.00	5.00%	5.00000%
102.50	2.50%	2.50000%
100.00	0.00%	0.00000%
97.50	-2.50%	0.00000%
95.00	-5.00%	0.00000%
94.99	-5.01%	-0.01053%
90.00	-10.00%	-5.26316%
80.00	-20.00%	-15.78947%
70.00	-30.00%	-26.31579%
60.00	-40.00%	-36.84211%
50.00	-50.00%	-47.36842%
40.00	-60.00%	-57.89474%
30.00	-70.00%	-68.42105%
20.00	-80.00%	-78.94737%
10.00	-90.00%	-89.47368%
0.00	-100.00%	-100.00000%

JPMorgan Structured Investments —  PS-2
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the total payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Index Strike Level of 100.00 to an Ending Index Level of 105.00.

Because the Ending Index Level of 105.00 is greater than the Index Strike Level of 100.00 and the Index Return is 5.00%, which does not exceed the Maximum Return of 17.20%, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

Example 2: The level of the Index decreases from the Index Strike Level of 100.00 to an Ending Index Level of 95.00.

Although the Index Return is negative, because the Ending Index Level of 95.00 is less than the Index Strike Level of 100.00 by up to the Buffer Amount of 5.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Index Strike Level of 100.00 to an Ending Index Level of 140.00.

Because the Ending Index Level of 140.00 is greater than the Index Strike Level of 100.00 and the Index Return of 40.00% exceeds the Maximum Return of 17.20%, the investor receives a payment at maturity of $1,172.00 per $1,000 principal amount note, the maximum payment at maturity.

Example 3: The level of the Index decreases from the Index Strike Level of 100.00 to an Ending Index Level of 60.00.

Because the Ending Index Level of 60.00 is less than the Index Strike Level of 100.00 by more than the Buffer Amount of 5.00% and the Index Return is -40.00%, the investor receives a payment at maturity of $631.5795 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-40.00% + 5.00%) ×1.05263] = $631.5795

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —  PS-3
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

Selected Purchase Considerations

●CAPPED APPRECIATION POTENTIAL —The notes provide the opportunity to earn an unleveraged return equal to any positive Index Return, up to the Maximum Return of at least 17.20%. Accordingly, assuming a Maximum Return of 17.20%, the maximum payment at maturity is $1,172.00 per $1,000 principal amount note. The Maximum Return will be provided in the pricing supplement and will not be less than 17.20%, and accordingly, the maximum payment at maturity will not be less than $1,172.00 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

●LOSS OF PRINCIPAL BEYOND BUFFER AMOUNT — We will pay you your principal back at maturity if the Ending Index Level is equal to the Index Strike Level or is less than the Index Strike Level by up to the Buffer Amount of 5.00%. If the Ending Index Level is less than the Index Strike Level by more than the Buffer Amount, for every 1% that the Ending Index Level is less than the Index Strike Level by more than 5.00%, you will lose an amount equal to 1.05263% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.

●RETURN LINKED TO THE S&P® TRANSPORTATION SELECT INDUSTRY FMC CAPPED INDEX— The S&P® Transportation Select Industry FMC Capped Index is a capped market capitalization-weighted index that is designed to measure the performance of the following Global Industry Classification Standard (“GICS®”) sub-industries of the S&P Total Market Index: air freight & logistics; airport services; cargo ground transportation; rail transportation; highway & rail tracks; marine transportation; marine ports & services; passenger airlines; passenger ground transportation. For additional information about the Index and the S&P Select Industry Indices, see Annex A” in this pricing supplement and “Equity Index Descriptions — The S&P Select Industry Indices” in the accompanying underlying supplement.

●TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “United States Federal Taxation — Tax Consequences to U.S. Holders — Program Securities Treated as Prepaid Financial Contracts That are Open Transactions” in the accompanying prospectus supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

JPMorgan Structured Investments —  PS-4
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities included in the Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

●YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is dependent on the performance of the Index and will depend on whether, and the extent to which, the Ending Index Level is less than the Index Strike Level. Your investment will be exposed to a loss on a leveraged basis if the Ending Index Level is less than the Index Strike Level by more than 5.00%. For every 1% that the Ending Index Level is less than the Index Strike Level by more than 5.00%, you will lose an amount equal to 1.05263% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.

●YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Index Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 17.20%, regardless of the appreciation of the Index, which may be significant.

●CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes.  If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

●AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT ACTIVITIES AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors — Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase &Co. were to enter into a resolution” in the accompanying prospectus supplement.

●NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Index would have.

●VOLATILITY RISK — Greater expected volatility with respect to the Index indicates a greater likelihood as of the Strike Date that the Ending Index Level could be less than the Index Strike Level by more than the Buffer Amount.  The Index’s volatility, however, can change significantly over the term of the notes.  The closing level of the Index could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.

●LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

●THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of

JPMorgan Structured Investments —  PS-5
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes and the Maximum Return will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Maximum Return.

Risks Relating to Conflicts of Interest

●POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

●THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

●THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

●SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal

JPMorgan Structured Investments —  PS-6
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, estimated hedging costs and fees, if any, paid for third-party data analytics and/or electronic platform services that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity”.

●SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Index

●The Notes Are Subject to Risks Associated with the Transportation Industry — All or substantially all of the underlier stocks are issued by companies whose primary line of business is directly associated with the transportation industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. These factors could affect the transportation industry and could affect the value of the underlier stocks and the level of the underlier during the term of the notes, which may adversely affect the value of your notes.

●CONCENTRATION RISKS ASSOCIATED WITH THE INDEX MAY ADVERSELY AFFECT THE VALUE OF YOUR NOTES — The Index is less diversified than other indices tracking a broader range of companies and, therefore, could experience greater volatility. In particular, the shares of Union Pacific Corp and Uber Technologies, Inc. each comprise more than 15.00% of the index by weight as of the date of this pricing supplement. As of March 31, 2026, the weight of the top 10 constituents is 73.00%. As a result, a decline in the price(s) of one or more of these or other components, including as a result of events negatively affecting one or more of those companies, may have the effect of significantly lowering the level of the Index even if none of the other components are affected by such events. You should be aware that other indices may be more diversified than the Index in terms of both the number and variety of components. With respect to the Index, you will not benefit from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

JPMorgan Structured Investments —  PS-7
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

Historical Information

The following graph sets forth the historical performance of the Index as well as the historical performance of Union Pacific Corp and Uber Technologies, Inc., each of which comprise more than 15.00% of the Index by weight as of the date of this pricing supplement, based on their weekly historical closing levels and prices from January 8, 2021 through April 24, 2026. The closing level of the Index on April 24, 2026 was 7,416.17.

We obtained the closing levels and prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or the Valuation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount. The closing prices of the components of the Index below may have been adjusted by Bloomberg for corporate actions, such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

JPMorgan Structured Investments —  PS-8
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. This initial predetermined time period is intended to be the shorter of six months and

JPMorgan Structured Investments —  PS-9
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the S&P® Transportation Select Industry FMC Capped Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes and plus the fees, if any, paid for third-party data analytics and/or electronic platform services.

JPMorgan Structured Investments —  PS-10
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

Annex A

The S&P® Transportation Select Industry FMC Capped Index

All information contained in this pricing supplement regarding the S&P® Transportation Select Industry FMC Capped Index (the “Transportation Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The Transportation Index is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to publish, and may discontinue the publication of, the Transportation Index.

The Transportation Index is reported by Bloomberg under the ticker symbol “SPTSCUP.”

The Transportation Index is a capped market capitalization-weighted index that is designed to measure the performance of the following Global Industry Classification Standard (“GICS®”) sub-industries of the S&P Total Market Index (the “S&P TMI”): air freight & logistics; airport services; cargo ground transportation; rail transportation; highway & rail tracks; marine transportation; marine ports & services; passenger airlines; passenger ground transportation. The S&P TMI offers broad market exposure to companies of all market capitalizations, including all eligible U.S. common equities with a primary listing on the New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Only U.S. companies are eligible for inclusion in the S&P TM Index.

Index Eligibility

To qualify for membership in the Transportation Index, at each quarterly rebalancing, a company must satisfy the following criteria:

1.	be a member of the S&P TMI;

2.	be included in the relevant GICS® sub-industries for the Transportation Index (stocks included in such sub-industry);

3.	meet one of the following float-adjusted market capitalization (“FMC”) and float-adjusted liquidity ratio (“FALR”) requirements:

a.	be a current constituent, have an FMC greater than or equal to US$ 300 million, and have an FALR greater than or equal to 50%;

b.	have an FMC greater than or equal to US$ 500 million and an FALR greater than or equal to 90%; or

c.	have an FMC greater than or equal to US$ 400 million and an FALR greater than or equal to 150%.

Additionally, minimum FMC requirements may be relaxed for the Transportation Index to ensure that there are at least 22 stocks in the Transportation Index as of each rebalancing effective date.

Liquidity. An FALR, defined as the annual dollar value traded divided by the FMC, is used to measure liquidity. Using composite pricing and consolidated volume (excluding dark pools) across all venues (including historical values), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for initial public offerings or spin-offs that do not have 365 calendar days of trading history. In these cases, the dollar value traded available as of the evaluation date is annualized. Liquidity requirements are reviewed during the quarterly rebalancings. The price, shares outstanding and IWF (as defined below) are used to calculate the FMC.

Takeover Restrictions. At the discretion of S&P Dow Jones, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the Transportation Index. Ownership restrictions preventing entities from replicating the index weight of a stock may be excluded from the eligible universe or removed from the Transportation Index. S&P Dow Jones will provide up to five days advance notification of a deletion between rebalancings due to ownership restrictions.

Multiple Share Classes. Each company in the Transportation Index is represented once by the primary listing, which is generally the most liquid share line.

Index Construction and Calculation

The Transportation Index is float-adjusted market capitalization weighted, with a capping mechanism applied, which means single index constituents or defined groups of index constituents are confined to a maximum weight and the excess weight is distributed proportionately among the remaining index constituents. As stock prices move, the weights will shift and the modified weights will change. Therefore, the Transportation Index must be rebalanced from time-to-time to re-establish the proper weighting.

The index value of the Transportation Index is the market value of the Transportation Index, subject to the capping mechanism, divided by the index divisor:

and

JPMorgan Structured Investments —  A-1
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

where N is the number of stocks in the index, is the price of stock i, is total shares outstanding of stock i, is the float factor of stock i (as defined below), and is the adjustment factor of stock i assigned at each index rebalancing date, t, which adjusts the market capitalization for all index constituents to achieve the user-defined weight, while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

where, is the uncapped weight of stock i on rebalancing date t based on the FMC of all index constituents; and is the capped weight of stock i on rebalancing date t, as determined by the capping rule of the Transportation Index and the process for determining capped weights as described in “— Constituent Weightings and Capping Mechanism” below.

Index Divisor. Continuity in index values of the Transportation Index is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the Transportation Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of the Transportation Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of the Transportation Index. The divisor of the Transportation Index is adjusted such that the index value of the Transportation Index at an instant just prior to a change in base capital equals the index value of the Transportation Index at an instant immediately following that change.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between long-term, strategic shareholders, whose holdings depend on concerns such as maintaining control rather than the shorter-term economic fortunes of the company, and shareholders who are considered more short-term in nature. Generally, these long-term strategic shareholders include, but are not limited to, officers and directors, private equity, venture capital & special equity firms, asset managers and insurance companies with board of director representation, other publicly traded companies that hold shares, holders of restricted shares, company-sponsored employee share plans/trusts, defined contribution plans/savings, and investment plans, foundations or family trusts associated with the company, government entities at all levels (other than government retirement/pension funds), sovereign wealth funds and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Restricted shares are generally not included in total shares outstanding except for shares held as part of a lock-up agreement. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the Transportation Index.

Constituent Weightings and Capping Mechanism

At each quarterly rebalancing the Transportation Index is capped market capitalization weighted, where stocks are initially FMC weighted using closing prices as of the second Friday of the last month of the quarter as the reference price. Constituents’ weights are then capped according to the following process:

1.	With prices reflected on the rebalancing reference date, and membership, shares outstanding and IWFs as of the rebalancing effective date, each company is weighted by FMC. Modifications are made as defined below.

2.	If any company’s weight exceeds 22.5%, that company has its weight capped at 22.5% and all excess weight is proportionally redistributed to all uncapped companies within the Transportation index. If, after this redistribution, any other company breaches the company weight cap the process is repeated iteratively until no company breaches the company capping rule.

3.	Then, the aggregate weight of the companies with weights greater than 4.5% cannot exceed 45% of the total index weight.

4.	If the rule in step 3 is breached, all the companies are ranked in descending order of their weights and the company with the smallest weight above 4.5% is identified. The weight of this company is then reduced, either until the rule in step 3 is satisfied or it reaches 4.5%.
5.	This excess weight is proportionally redistributed to all companies with weights below 4.5%. Any stock that receives weight cannot breach the 4.5% cap. This process is repeated iteratively until step 3 is satisfied or until all stock weights are greater than or equal to 4.5%.

6.	If the rule in step 3 is still breached and all stocks are greater than or equal to 4.5%, the company with the smallest weight that causes the 4.5% limit to be breached is identified. The weight of this company is then reduced, either until the rule in step 3 is satisfied or it reaches 4.5%.

7.	This excess weight is proportionally redistributed to all companies with weights less than 4.5%. This process is repeated iteratively until step 3 is satisfied.

JPMorgan Structured Investments —  A-2
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

8.	Index share amounts are assigned to each constituent to arrive at the weights calculated above. Since index shares are assigned based on prices prior to rebalancing, the actual weight of each constituent at the rebalancing differs somewhat from these weights due to market movements.

Index Maintenance

The membership to the Transportation Index is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the Wednesday prior to of the second Friday of the rebalancing month are used for setting capped index weights. The Index Committee (as defined below) may change the date of a given rebalancing for reasons including market holidays occurring on or around the scheduled rebalancing date. Any such change will be announced by S&P Dow Jones with proper advance notice where possible.

The table below summarizes the treatment of certain corporate actions.

Corporate Action	Treatment
Constituent Deletion/Addition

Deletion Only

1. A stock is deleted from the Transportation Index if dropped from the S&P TMI. If a deletion causes the number of stocks in the Transportation Index to fall below 22, each stock deletion is accompanied with a corresponding stock addition.

2. In the case of mergers involving two index constituents, the merged entity remains in the Transportation Index provided it satisfies the eligibility criteria. If the merged entity qualifies for index inclusion, the stock deemed the target is dropped, the index shares for the acquirer will remain unchanged, and the weightings of the remaining constituents adjust proportionally.

The weights of all stocks in the index will proportionally change. Relative weights will stay the same. The index divisor will change due to the net change in the index market capitalization.

Addition

Stocks are added between rebalancings only if a deletion in the Transportation Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. A new addition is added to the Transportation Index with index shares that are commensurate with the index shares of the stock in a hypothetical rebalancing using the closing prices on the date the addition is announced. Current constituents’ index shares remain constant. Companies are added at the capped float market capitalization weight. The net change to the index market capitalization causes a divisor adjustment.

Change in Shares Outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the index. The change to the index market capitalization causes a divisor adjustment.
Split/Reverse Split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Spin-Off

The Transportation Index follow the S&P TMI treatment of spin-offs. In general, both the parent and spin-off company remain in the index until the subsequent rebalancing. The spin-off is added to the index on the ex-date at a price of zero. The spin-off index shares are based on the spin-off ratio. On the ex-date the spin-off will have the same attributes and capping adjustment factor (AWF) as its parent company and will remain in the index for at least one trading day. As a result, there will be no change to the index divisor on the ex-

JPMorgan Structured Investments —  A-3
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index

date.

However, if the spin-off is ineligible for continued inclusion, it will be removed after the ex-date. The weight of the spin-off being deleted is reinvested across all the index components proportionally such that the relative weights of all index components are unchanged. The net change in index market capitalization will cause a divisor change.

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the index. A net change to the index market capitalization causes a divisor adjustment.
Ordinary Dividend

When a company pays an ordinary cash dividend, also referred to as a regular cash dividend, the index does not make any adjustments to the price or shares of the stock. As a result, there are no divisor adjustments to the index. Ordinary dividends are reinvested across the index and accounted for in the Total Return index calculations.

Special Dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment.
Rights Offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The net change in market capitalization causes a divisor adjustment.

 If a constituent’s GICS® classification changes to an ineligible sub-industry for a Select Industry Index, the constituent is removed at the subsequent rebalancing.

Top 10 Constituents by Index Weight as of April 24, 2026

Constituent	Symbol
Union Pacific Corp	UNP UN
Uber Technologies, Inc.	UBER UN
FedEx Corp	FDX UN
Old Dominion Freight Line Inc	ODFL UW
Delta Air Lines Inc	DAL UN
CSX Corp	CSX UW
Norfolk Southern Corp	NSC UN
United Parcel Service Inc	UPS UN
United Airlines Holdings Inc	UAL UW
XPO Inc	XPO UN

Index Governance

An S&P Dow Jones Indices index committee (the “Index Committee”) maintains the Transportation Index. All committee members are full-time professional members of S&P Dow Jones’ staff. The committee meets regularly. At each meeting, the Index Committee reviews pending corporate actions that may affect the index constituents, statistics comparing the composition of the Transportation Index to the market, companies that are being considered as candidates for addition to the Transportation Index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

JPMorgan Structured Investments —  A-4
Capped Buffered Equity Notes Linked to the S&P® Transportation Select Industry FMC Capped Index